20012718

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack New Jersey 07977
(City) (State) (Zip Code)

SEC Mail Processing
MAR 23 2020
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Magrane (908) 719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023 New York City New York 10038
(Address) (City) (State) (Zip Code)

SEC Mail Processing
2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Scott Magrane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Partners, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
THOMAS ODONNELL
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires July 8, 2023

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 94,342
Fees receivable, net	144,881
Due from Members	10,025
Prepaid expenses and other assets	12,563
Total Assets	$261,811
Liabilities and Members' Equity	
Liabilities	
Accrued expenses	$ 7,053
Members' Equity	254,758
Total Liabilities and Members' Equity	$261,811

The Notes to the Financial Statements are an integral part if this Statement

Coady Diemar Partners, LLC
Statement of Financial Condition
December 31, 2019

1. Organization and Nature of Business

Coady Diemar Partners, LLC (the "Company") was organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. The Company shall continue in existence until December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the Operating Agreement.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank, as well as short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fair Value of Assets and Liabilities
The Company's assets, including cash and cash equivalents, fees receivable, due from members, prepaid expenses and other assets are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted values, which approximate fair value.

Securities, when held, are valued at fair value, as required. Refer to Note 5 – Fair Value Measurements for related disclosures.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue

recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred in the accompanying statement of financial conditions).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for federal and state income taxes. As such, the members will reflect income or loss, as applicable, on their individual tax returns. However, New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT is reflected in the financial statements. The Company does not have uncertain tax positions and has timely filed its annual tax returns without extending the statute of limitations for any year. There are no tax related penalties or interest charges reflected in these financial statements.

3. Net Capital Requirements

Pursuant to the basic uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum Net Capital, as defined in such provisions.

Further, the provisions require that the ratio of aggregate indebtedness, as defined, to Net Capital shall not exceed 15 to 1. Net Capital and the related Net Capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company was in compliance with its Net Capital requirements. The Net Capital and Net Capital requirements of $87,289 and $5,000, respectively, resulted, in excess Net Capital of $82,289. The percentage of Aggregate Indebtedness to Net Capital is 8.0801%.

4. Risk and Concentration

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank. From time to time, the Company maintains cash balances at a financial institution that are in excess of federal insured amounts.

The Company derived 85% of its investment banking fee revenues from two customers.

5. Fair Value Measurements

Securities, when held, are recorded at fair value in accordance with the accounting standard on fair value measurements, which established a framework for measuring fair value and clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below.

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In 2012, 2013 and 2015, the Company received warrants to purchase preferred shares and common stock of privately held entities. These warrants were deemed to have zero fair value as of December 31, 2019 based on unobservable inputs.

6. Special Account for the Exclusive Benefits of Customers

The Company is exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's activities are limited to those set forth in the conditions for exemption of rule 15c3-3(k)(2)(i).

7. Commitments and Contingencies

Operating Leases

The Company currently leases NYC office space under a short term lease which expires May 2020. The lease is guaranteed by a $11,799 security deposit.

In addition, the Company leases office space on a month to month basis in Peapack, New Jersey.

Total rent expense of facility leases for the year ended December 31, 2019 was $170,387.

The Company's future minimum rental commitments are as follows:

Year ending December 31:	Amount
2020	$28,700
Total	$28,700

8. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of financial statement issuance and has determined that there are no events other than disclosed below which require recognition or disclosure in these financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Coady Diemar Partners, LLC
87 Main Street
Peapack, NJ 07977

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Coady Diemar Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Coady Diemar Partners, LLC for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Coady Diemar Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Coady Diemar Partners, LLC's management is responsible for the Coady Diemar Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP (NY)
February 13, 2020